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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of May, 2008

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Royal Standard Minerals Inc. (Registrant) Date: May 14, 2008 By \S\ Roland M. Larsen President & CEO
SEC1815 (04-07)

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ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 TSX.V:RSM LISTED: STANDARD & POORS OTCBB:RYSMF

RSM ACTIVITIES AT THE GOLDWEDGE PROJECT, NYE COUNTY, NEVADA

FOR IMMEDIATE RELEASE

ROYAL STANDARD MINERALS INC., “RSM”, APRIL 24, 2008 MANHATTAN, NEVADA, The Company has completed plans for the construction of the first dewatering well and three monitoring wells, drilling has commenced. The permitting process is currently in progress to include the permit renewal and modifications to the surface water discharge permit of mine water and plant modifications. We expect to commence the underground dewatering program in April, 2008, according to Qualified Person, Roland M. Larsen.

The plant is currently processing gold mineralized material at a throughput rate of approximately 300 tons per day. This rate is expected to increase to about 400 tons per day with one 9-hour shift. We are taking applications for a night shift, there is a shortage of skilled employees in this area, however we expect to have a night shift within 30 days. Adjustments to the plant have resulted in improvements in gold (gravity) recovery that is close to 70 percent with the installation of additional high gravity concentrators and increasing the regrind program. The plant will currently produce approximately one ton of gold concentrate every week from the low grade stockpile. The plan is to increase gold concentrate production to about 1.5 tons per week or approximately 6 tons per month to a processing facility. During the second quarter the total contained gold (dore’) ounces will range from 30 to 500 ounces per ton gold depending upon the head grade (feed) going into the plant during a given period of time. Our objective is to improve upon the head grade and to maintain an acceptable daily production level as we move forward with this project.

The Company has made arrangements to send all of its concentrates to be processed by an independent laboratory to produce dore’ that will be sent back to the Company to our in-house assay laboratory. Once assayed we will send the dore’ to a third party for further refining to produce a finished (999) fine gold and silver product.

RSM is an exploration and development company with advanced gold projects in Nevada. For further information about this release contact Mr. Rich Kaiser, Investor Relations, 800-6318127.

The TSX.V Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information Please call Roland Larsen, Qualified Person NI-43-101 @ (775) 487-2454 or FAX @ (775) 775-2460